UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Etsy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29786A106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

1 Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jason Freedman

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786A106

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 116,516,286 issued and outstanding shares of the Issuer’s common stock as of April 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2017.

CUSIP No. 29786A106

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 116,516,286 issued and outstanding shares of the Issuer’s common stock as of April 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2017.

CUSIP No. 29786A106

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,285,700 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,285,700 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,700 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Percentage calculations are based upon 116,516,286 issued and outstanding shares of the Issuer’s common stock as of April 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2017.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock (the “Common Stock”) of Etsy, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 117 Adams Street, Brooklyn, New York 11201.

Item 2. Identity and Background.

(a)	Name

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Marc Stad; Dragoneer Investment Group, LLC (“Dragoneer Adviser”), a registered investment adviser; and Dragoneer Global Fund II, L.P. (“Dragoneer Global Fund II”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit I hereto.

Marc Stad is the managing member of Dragoneer Adviser and Dragoneer Global GP II, LLC, a Delaware limited liability company (“Dragoneer Global GP II”). Dragoneer Global GP II is the general partner of Dragoneer Global Fund II (Dragoneer Global GP II, together with Dragoneer Adviser and Dragoneer Global Fund II, the “Dragoneer Entities”).

Funds affiliated with TPG (the “TPG Funds” and, together with the Dragoneer Entities, the “Reporting Group”) are jointly filing a separate Schedule 13D on the date hereof reporting their respective beneficial ownership of shares of Common Stock (the “TPG 13D”). Item 2(a) of the TPG 13D is incorporated by reference herein.

(b)	Business Address

The principal business address for each of the Reporting Persons and for the Dragoneer Entities is c/o Dragoneer Investment Group, LLC, 1 Letterman Drive, Building D, Suite M500, San Francisco, CA 94129.

(c)	Principal Business

The principal occupation of Mr. Stad is manager of Dragoneer Adviser. Dragoneer Adviser is a registered investment adviser and acts as investment manager to Dragoneer Global Fund II and certain affiliates thereof. Dragoneer Global Fund II is a private investment vehicle. Dragoneer Global GP II serves as the general partner of Dragoneer Global Fund II.

(d) and (e) No Convictions or Proceedings

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Marc Stad is a citizen of the United States. Dragoneer Global Fund II is organized under the laws of the Cayman Islands. Each of the other Dragoneer Entities is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

The aggregate purchase price of the shares of Common Stock purchased by Dragoneer Global Fund II was approximately $44.5 million (including commissions). The purchase price for the shares of Common Stock will be funded by equity contributions of the limited partners of Dragoneer Global Fund II.

Item 4. Purpose of Transaction.

Dragoneer is a San Francisco-based, growth-oriented investment firm with over $2.5 billion in long-duration capital from the highest quality partners, including leading endowments, foundations and institutional family offices. Dragoneer has a successful history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. Our track record includes long-only public and private investments across industries and geographies, with a particular focus on technology-enabled businesses. More specifically, Dragoneer has been an investor in premier internet franchises around the world for many years, working with companies such as Airbnb, Alibaba, Dollar Shave Club, Facebook, Glassdoor, JD, Snapchat, Spotify, and Square, among others.

Dragoneer first invested in Etsy as a private company in 2013 and has followed the Company closely ever since. We recently re-initiated a position in Etsy as we believe in the long-term growth opportunity the Company has before it. We are pleased to be significant shareholders in Etsy, and together with TPG look forward to continued dialogue with management and to supporting the Company, its employees, and the broader Etsy community of artists and entrepreneurs.

The Reporting Persons acquired shares of the Common Stock on the belief that they were undervalued at the time of purchase. The Reporting Group has contacted representatives of the Issuer to offer to engage in discussions regarding strategic alternatives. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and during such time offer to engage in further discussions with management and the Issuer’s board of directors, other holders of Common Stock, financing sources and other relevant parties, such as other industry participants. The Reporting Persons may engage in discussions or take other actions concerning the business, operations, assets, governance, strategy and future plans of the Issuer, which discussions or actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, in connection with any such discussions with the Company, may enter into one or more confidentiality agreements and may enter into voting agreements, or other similar agreements with the purpose or effect of facilitating such actions. The Reporting Persons may also increase their ownership position in the Issuer, including by purchasing additional shares of Common Stock or other securities directly from the Issuer or in open market or privately negotiated transactions. The Reporting Persons may change their plans or proposals in the future, including by disengaging from any dialogue with the Issuer (whether the Reporting Persons remain equity holders of the Issuer or otherwise) or decreasing their ownership position in the Issuer.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement, the information set forth or incorporated in Items 2, 3, 4 and 6 and Item 5(a) and (b) of the TPG 13D are incorporated by reference in its entirety into this Item 5.

The percentages below are based upon 116,516,286 issued and outstanding shares of Common Stock as of April 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2017.

(a) and (b)

Dragoneer Global Fund II holds 4,285,700 shares of Common Stock (the “DGF II Shares”) representing 3.7% of the shares of the Issuer’s outstanding Common Stock. Each of the Dragoneer Entities may be deemed to share voting and dispositive power with respect to the DGF II Shares.

(c)

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were purchases effected by Dragoneer Global Fund II in the open market, and the table includes commissions in per-share prices reported. Upon the request of the staff of the SEC, the Reporting Persons will provide the number of shares purchased at the specified price on each day.

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share
March 16, 2017	207,000	$10.33
March 24, 2017	40,000	$9.88
March 27, 2017	257,800	$10.12
March 28, 2017	175,200	$10.09
March 29, 2017	296,800	$10.34
March 30, 2017	161,700	$10.39
March 31, 2017	254,000	$10.64
April 3, 2017	337,700	$10.53
April 4, 2017	131,800	$10.66
April 5, 2017	104,000	$10.77
April 6, 2017	145,100	$10.59
April 7, 2017	392,500	$10.55
April 11, 2017	258,200	$10.62
April 12, 2017	116,500	$10.52
April 13, 2017	511,000	$10.57

Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days, other than those purchases reflected under Item 5(c) of the TPG 13D, which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Group has agreed to form a “group” (within the meaning of Rule 13d-5 under the Act) for purposes of offering to engage in discussions with the Issuer regarding strategic alternatives and engaging in other activities in connection with their respective investments in the Issuer including those described in Item 4 above. There are no written contracts regarding this arrangement.

Item 7. Material to be Filed as Exhibits.

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13D, dated May 15, 2017, by and among the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson

Name:	Pat Robertson
Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson

Name:	Pat Robertson
Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13D, dated May 15, 2017, by and among the Reporting Persons (filed herewith).